UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 27, 2007**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

In a press release dated April 27, 2007, First Financial announced that its Board of Directors has declared a regular quarterly cash dividend of $.25 per share. The dividend is payable May 25, 2007, to stockholders of record as of May 11, 2007.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1) Press release dated April 27, 2007 announcing dividends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer,
Chief Operating Officer and
Principal Accounting Officer

Date: April 27, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Declaration of Dividends

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
             Vice President
             (843) 529-5931

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
DECLARATION OF DIVIDENDS

Charleston, South Carolina (April 27, 2007) – First Financial Holdings, Inc. (NASDAQ: FFCH) today announced that its Board of Directors has declared a regular quarterly cash dividend of $.25 per share. The dividend is payable May 25, 2007, to stockholders of record as of May 11, 2007.

A. Thomas Hood, President and Chief Executive Officer, stated, "We are very pleased to have our stockholders continue to benefit directly in the profitability of the Company through the payment of cash dividends. The Board of Directors and Management are committed to enhancing the value of our stockholders' investment."

First Financial is the thrift holding company of First Federal Savings and Loan Association of Charleston. The Association operates a total of 53 offices located in the Charleston Metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services. For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com*.

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